EXHIBIT 1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-206457) on Form S-8 of PG&E Corporation of our report dated June 28, 2022, with respect to our audits of the statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2021, which reports appear in the December 31, 2021 annual report on Form 11-K of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees.

/s/ Mah & Associates, LLP
San Francisco, California
June 28, 2022